UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-32743

CUSIP NUMBER
NOTIFICATION OF LATE FILING	23305L107

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR

For the Period Ended: September 30, 2016

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DASAN Zhone Solutions, Inc.
Full Name of Registrant

Former Name if Applicable

7195 Oakport Street
Address of Principal Executive Office (Street and Number)

Oakland, California 94621
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

DASAN Zhone Solutions, Inc. (the "Company") is filing this Form 12b-25 with the Securities and Exchange Commission (the "Commission") to postpone the filing of its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 (the "Form 10-Q") beyond November 9, 2016, the prescribed due date for such filing. As disclosed in the Company's Report on Form 8-K filed with the Commission on September 12, 2016, on September 9, 2016, the acquisition of Dasan Network Solutions, Inc. ("DNS") was consummated through the merger of a wholly owned subsidiary of the Company with and into DNS, with DNS surviving as a wholly owned subsidiary of the Company (the "Merger"). The Company is filing for additional time to finalize the Form 10-Q due to the complex process required to prepare the Company's condensed consolidated financial statements and due to significant demands related to the acquisition that diverted management time and resources from the Company's normal process of preparing and reviewing the Form 10-Q. In addition, the Company is still in the process of engaging a new independent registered public accounting firm following the previously disclosed resignation of KPMG, LLP. The foregoing reasons could not be eliminated without unreasonable effort or expense. Accordingly, the Company is unable to complete and file with the Commission the Form 10-Q by November 9, 2016.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kirk Misaka	(510)	777-7007
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Merger has been accounted for as a reverse acquisition under which DNS was considered the accounting acquirer of the Company. As such, the financial results of the Company for the three and nine months ended September 30, 2016 that will be presented in the Form 10-Q will reflect the operating results of DNS and its consolidated subsidiaries, for the period commencing on the first day of the applicable period through September 8, 2016, and the operating results of the Company and its consolidated subsidiaries (including DNS) for the period September 9 through September 30, 2016. Such results will be compared to the financial results of DNS and its consolidated subsidiaries for the three and nine months ended September 30, 2015.

Due to the foregoing, the Company anticipates that there will be significant changes in the results of the operations of the Company for the period ended September 30, 2016 included in the Form 10-Q from those for the corresponding period of the prior fiscal year. For example, the net loss of the Company for the three and nine months ended September 30, 2016 was approximately $4.9 million and $8.3 million, respectively, which results reflect the results of DNS and its consolidated subsidiaries only for periods prior to September 9, 2016, whereas the pre-Merger Company incurred a net loss for the three and nine months ended September 30, 2015 of $1.5 million and $2.4 million, respectively. DNS and its consolidated subsidiaries incurred a net loss of $2.8 million and $4.9 million for the three and nine months ended September 30, 2015, respectively.

DASAN Zhone Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2016		By:	/s/ Kirk Misaka
Name: Kirk Misaka
Title: Chief Financial Officer